Invesco Advisers, Inc. 11 Greenway Plaza Houston, TX 77046-1173

January 21, 2026

Filed via EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Ms. Jaea Hahn

Re:	Invesco California Value Municipal Income Trust (the “Fund”)

File Nos. 333-290221 and 811-07404

Dear Ms. Hahn:

On behalf of the Fund, below are the Fund’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) that were conveyed telephonically by Ms. Hahn to Amy Shapiro and Taylor Edwards on January 7, 2026 with regard to the Fund’s shelf offering registration statement on Form N-2 (the “Registration Statement”). The Registration Statement was filed with the SEC on September 12, 2025.

Each comment from the Staff is included below, followed by the Fund’s response to the comment. Terms not defined herein shall have the meaning set forth for that term in the Registration Statement.

Disclosure Comments

Prospectus Comments:

General

1.	Comment: Where a comment is made regarding disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please make all conforming changes.

Response: The Fund acknowledges the Staff’s comment and will make such changes as applicable.

2.

Comment: We note that the Registration Statement contains bracketed disclosures (e.g., fee table). We may have comments on such portions when you complete them in any pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment.

Response: The Fund acknowledges the Staff’s comment.

3.	Comment: Please advise us if you expect to submit any exemptive application(s) or no-action request(s) in connection with the Registration Statement.

Response: The Fund confirms that it has not submitted, and does not expect to submit, any exemptive applications or no-action requests in connection with the Registration Statement. However, the Fund, along with other Invesco Funds, filed an application on October 9, 2025 for relief from Section 17(a) of the 1940 Act, and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, under both Sections 17(b) and 6(c) of the 1940 Act (Accession No. 0002071844-25-000202), which would potentially impact the operations of the Fund if granted and if the Fund desires to rely on it. In the event the exemptive relief is granted and the Fund desires to rely on it, the Fund will review the Registration Statement and make necessary updates.

4.	Comment: Please confirm the Fund does not intend to issue preferred shares within a year from the effective date of the Registration Statement.

Response: As of the date of this letter, the Fund does not have a present intention to issue additional preferred shares within a year from the effective date of the Registration Statement. The Fund notes the disclosure regarding preferred shares under the sections “Use of Leverage” and “Description of Capital Structure” in the Registration Statement and “Preferred Shares Risk” in the Fund’s annual shareholder report that is incorporated by reference. If the Fund were to issue additional preferred shares, it would review the Registration Statement and make any necessary updates regarding such additional preferred shares, when issued.

Prospectus Summary

Use of Proceeds, p. 1

5.

Comment: We note the disclosure that states the net proceeds will be invested by the Fund within three to six months after an offering. Supplementally, if it is expected that it would take the Fund more than six months for the Fund to invest the net proceeds, please explain why and the consequences of such delay. If longer than six months, the reasons for any expected delay should be stated.

Response: The Fund confirms that the net proceeds will be invested by the Fund within three to six months after an offering. The Fund also respectfully notes that the following disclosure explains the reasons for any potential delay:

It is currently anticipated that the Fund will be able to invest substantially all of the net proceeds of an offering of Securities in accordance with its investment objective and policies within three to six months after the completion of any such offering or the receipt of such proceeds, depending on the availability of appropriate investment opportunities consistent with the Fund’s investment objective and market conditions. [emphasis added]

Summary of Taxation, p. 9

6.	Comment: In the “Summary of Taxation” section, please clarify the tax status of the Fund’s California distributions.

Response: The Fund has revised the disclosure as requested.

Use of Leverage, p. 9

7.

Comment: In the fourth paragraph, there is a reference to “Municipal Market Data (MMD) Rate Locks.” If MMD Rate Locks are principal investments of the Fund, discuss what these are in the Summary and provide the appropriate risk disclosure.

Response: The Fund confirms that MMD Rate Locks are not principal investments of the Fund.

Taxation of Common Shareholders, p. 28

8.	Comment: The first sentence states that “50% of the Fund’s total assets consist of municipal securities”. Please reconcile that with the Fund’s 80% investment policy.

Response: The Fund notes that the first sentence under the section “Taxation of Common Shareholders” reflects the Fund’s intention to qualify each year to pay exempt-interest dividends. The disclosure reflects the applicable requirement that at the close of each quarter of the Fund’s taxable year at least 50% of the Fund’s total assets consist of Municipal Securities, which are exempt from federal and California income tax. The Fund respectfully notes that this limitation is separate and distinct from the Fund’s 80% investment policy which is intended to comply with the requirements of Rule 35d-1 under the 1940 Act. While the federal tax law requirement in order to pay tax-exempt dividends is that at least 50% of the total Fund assets must consist of Municipal Securities, the Fund in fact intends to have 80% or more of its net assets consist of Municipal Securities under normal market conditions. However, the Fund has added the following disclosure to distinguish the federal tax law requirement from the Fund’s 80% investment policy:

The Fund intends to qualify each year to pay exempt-interest dividends by satisfying the requirement that at the close of each quarter of the Fund’s taxable year at least 50% of the Fund’s total assets consists of Municipal Securities, which are exempt from federal and California income tax. While the federal tax law requirement in order to pay tax-exempt dividends is that at least 50% of the total Fund assets must consist of Municipal Securities, the Fund in fact intends to have 80% or more of its net assets consist of Municipal Securities under normal market conditions. See “Investment Restrictions” in the SAI for more information.

Statement of Additional Information Comments:

Investment Restrictions, p. S-16

10.

Comment: On page 16 of the SAI, with respect to the revisions to policy number 8, please include an explanatory note regarding what would qualify as a “municipal security” for the 80% investment policy.

Response: The Fund has added the following disclosure to the SAI as the second to last paragraph under the section titled “Investment Restrictions”:

For purposes of the foregoing, “municipal securities” are obligations issued by or on behalf of states, territories or possessions of the United States, the District of Columbia and their cities, counties, political subdivisions, agencies and instrumentalities, the interest on which, in the opinion of bond counsel or other counsel to the issuers of such securities, is, at the time of issuance, exempt from federal income tax. The Adviser does not conduct its own analysis of the tax status of the interest paid by municipal securities held by the Fund, but will rely on the opinion of counsel to the issuer of such instrument.

Please direct questions or comments relating to the above to me at 212-652-4277 or Taylor Edwards at 212-652-4208.

Very truly yours,

/s/ Amy Shapiro
Amy Shapiro